Golf Trust of America, Inc.

January 26, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:

Mr. Tom Kluck

Ms. Kristina Aberg

RE:

Golf Trust of America, Inc.

Schedule 14A

Filed December 18, 2009

File No. 1-14494

Ladies and Gentlemen:

Pursuant to the Staff's comments in its letter dated January 7, 2010, regarding the referenced preliminary proxy statement of Golf Trust of America, Inc. ("the Company"), the Company has today filed Amendment No. 2 to its preliminary proxy statement ("Amendment No. 2").  This letter responds to the Staff's comments in its above-referenced letter.  Paragraph numbers below correspond to the paragraph numbers in the comment letter.

General

1.

We note that you intend to issue 41,800,000 shares in the transaction discussed in your preliminary proxy statement.  Please tell us how you intend to comply with Section 5 of the Securities Act of 1933, as amended.

Response:

The Company intends to rely on Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), to qualify for exemption from the registration requirements of Section 5 of the 1933 Act.  All 41,800,000 shares to be issued in the merger will be issued to only the five stockholders of Pernix.  All such stockholders are sophisticated investors, and are officers or directors of Pernix.  See "The Merger - 5% Ownership of Combined Company After the Merger" on page 36 of the proxy statement for the allocation of shares among these five shareholders of Pernix.  The Pernix stockholders had available to them all information reasonably necessary to make an informed investment decision regarding the merger.  Each was an active participant in considering the merits and risks of the merger.  The merger was a negotiated transaction, and not a widespread offering; there was no public solicitation used in connection with the merger.

Furthermore, the Company believes that the substantial contractual restrictions on resale by these five shareholders described in the proxy statement ensure that the five shareholders will not be deemed to be underwriters under the 1933 Act, which provides a further basis for the Section 4(2) exemption for this transaction. See "The Merger - Agreements with Pernix Stockholders and GTA Officers and Directors" on page 46 of the proxy statement for a description of the resale restrictions on Pernix stockholders.  In addition, see the Form of Merger Partner Stockholder Agreement attached as Annex E to the proxy statement, which states the resale restrictions in full.

For the foregoing reasons, we believe the issuance of the shares in the merger will be exempt from the registration requirements of Section 5 of the 1933 Act by reason of Section 4(2) of the 1933 Act.

Proposal 3, Page 49

2.

Please tell us why you are not seeking shareholder approval for the reverse stock split.

Response:

We considered whether to submit the reverse stock split to a shareholder vote.  However, in analyzing corporate governance rules under Maryland law, Section 2-309(e)(2) of the General Corporate Law gives the Board the authority to declare reverse stock splits as follows:

"Unless the charter of the corporation provides otherwise, the board of directors of the corporation may amend the charter, with the approval of a majority of the board of directors and without stockholder action, to effect a reverse stock split that results in a combination of shares of stock at a ratio of not more than 10 shares of stock into one share of stock in any 12 - month period."

The purpose of the reverse stock split to be approved by the Board as described in the proxy statement is to better enable the Company to comply with NYSE Amex listing criteria.  The Company believes it is in the stockholders' interests to provide the Board with the flexibility contemplated by the Maryland statute to enable compliance with listing application rules now and in the future by explicitly granting the Board that authority in the charter amendment that is incorporated in Proposal 3 of the proxy statement.  The Company believes that also including a separate proposal to specifically authorize the contemplated one for two reverse split described in the proxy statement could cause confusion among the shareholders.  The Company also believes that the shareholders are fully protected by the requirement that Proposal 3 will not be approved unless it receives the affirmative votes of 66 2/3% of the outstanding shares.  For the foregoing reasons, the Company determined a separate shareholder vote was neither necessary nor appropriate.

Information About Pernix, Page 111

3.

Please include the disclosure required by Item 402 of Regulation S-K for Pernix Therapeutics, Inc.  This disclosure should be the same information that the target company would be required to file in a 1934 Act registration statement.  In addition, please provide Item 402 disclosure for each person who will serve as a director or executive officer of the combined company.  Refer to Interpretive Response 217.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations relating to Regulation S-K, updated July 3, 2008, which is available at www.sec.gov.

Response:

Amendment No. 2 contains the Item 402 disclosures relating to Pernix Therapeutics, Inc. and the combined company.  See "Executive Compensation" on page 110 of the proxy statement and "Director Compensation" on page 111 for the Item 402 disclosures relating to Pernix.  See "The Merger - Board of Directors and Management of the Combined Company Following the Merger" on page 45 of the proxy statement in connection with the combined company.

Report of Independent Registered Accounting Firm, Page F-41

4.

The audit report accompanying Pernix Therapeutics, Inc.'s financial statements does not include the name of the accounting firm and does not appear to be signed.  Please file a signed audit report with your next amendment.

Response:

A signed copy of the audit report issued by Cherry Bekaert & Holland, L.L.P. is included in Amendment No. 2 on page F-41.

We have also included a signed copy of BDO Seidman, LLP's report on GTA’s financial statements on page F-10.

Annex D. Opinion of Ladenburg Thalmann & Co., Inc.

5.

We note that the fairness opinion is limited to use by the Board of Directors.  Such limitations are inappropriate in a fairness opinion as your shareholders are entitled to rely on the opinion.  Please remove this limitation here and in the proxy statement.

Response:

Ladenburg has deleted the following sentence from its opinion letter:

"Our opinion may not be used by any other person, including the stockholders, noteholders, lenders or creditors of the Company or for any other purpose without our prior written consent."

A similar sentence was also deleted from "The Merger - Fairness Opinion" on page 30 of the proxy statement.

Additional Information

While revising Amendment No. 2 to our proxy statement to address the items described above, we have supplemented our disclosure in other areas where we believe enhanced or additional disclosure would be beneficial.  Included in these changes are a discussion of a change in Pernix's independent accountant on page 147 and an additional note to the Pernix combined and consolidated financial statements on page F - 58 relating to a restatement of Pernix's previously-issued financial statements.  Pernix’s financial statements were audited by BDO Seidman, LLP ("BDO") for the years ended December 31, 2008 and 2007, but, because Pernix is a privately held company, those financial statements were not required to comply with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB").  To satisfy the requirement that the Company's proxy statement contain Pernix's financial statements audited in accordance with PCAOB standards, Pernix's board of directors engaged Cherry Bekaert & Holland, L.L.P. (“CBH”) on October 14, 2009 to audit its financial statements for the  years ended December 31, 2008 and 2007 in accordance with PCAOB standards.  In connection with CBH’s audit, Pernix made certain adjustments and reclassifications to correct errors in its previously-issued financial statements, which are described in Note 15 to Pernix's combined and consolidated financial statements for the years ended December 31, 2008 and 2007.

The reports of BDO on Pernix’s financial statements for the fiscal years ended December 31, 2008 and 2007 were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2008 and 2007, respectively, and the period from January 1, 2009 through October 14, 2009, there were no (i) disagreements between Pernix and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to Pernix which disagreements, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreement in connection with its report, or (ii) except as disclosed in the paragraph below, “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

During BDO’s audit of Pernix’s financial statements for the fiscal year ended December 31, 2008, BDO identified material weaknesses in Pernix’s internal control over financial reporting related to Pernix’s need to implement a structured periodic (monthly, quarterly, annual) closing process, including preparing reconciliations of all significant accounts and the lack of segregation of duties in the posting and reconciling of cash. These comments were repeated in Pernix’s communications from CBH. Management is in the process of implementing certain controls to remediate these material weaknesses. As indicated on page 45 of Amendment No. 2 to the Company's proxy statement, the Company's Chief Financial Officer, Tracy Clifford, will be the Chief Financial Officer of the combined company following the merger.  Pernix previously had no principal financial officer or principal accounting officer.  We believe that as result of the addition of a Chief Financial Officer to Pernix's management team, the combined company will be able to identify and implement controls to improve internal controls over financial reporting.

To help expedite your review, we have indicated where changes have been made to the preliminary proxy statement by blacklining each change.

We hereby confirm to you the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following your review of Amendment No. 2 and these responses, please contact our attorneys, Jim Verdonik at (919) 277-9188 or Matt Cordell at (252) 672-5418, if you desire further information.  We believe Amendment No. 2 and this letter are fully responsive to the Staff's comments and request confirmation that we can file our definitive proxy materials.

Sincerely,

/s/ Michael C. Pearce
Michael C. Pearce
Chief Executive Officer